UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 23, 2018

Marriott Vacations Worldwide Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-35219	45-2598330
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6649 Westwood Blvd., Orlando, FL		32821
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code (407) 206-6000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Indenture and Notes

On August 23, 2018, Marriott Ownership Reports, Inc. (the “Issuer”), a wholly owned subsidiary of Marriott Vacations Worldwide Corporation (“MVW”), entered into an Indenture (the “Indenture”), by and among the Issuer, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), in connection with the issuance and sale by the Issuer to Merrill Lynch, Pierce, Fenner and Smith, Incorporated, as the representative (the “Representative”) of the several initial purchasers (the “Initial Purchasers”), and the other Initial Purchasers of $750 million aggregate principal amount of the Issuer’s 6.500% Senior Notes due 2026 (the “Notes”).

The Notes were issued in connection with the previously announced proposed combination (the “Combination Transactions”) of MVW with ILG, Inc. (“ILG”) pursuant to the Agreement and Plan of Merger, dated as of April 30, 2018 (the “Merger Agreement”), by and among MVW, ILG, and certain of their direct and indirect subsidiaries. The Issuer intends to use the net proceeds from the Notes, together with borrowings under the New Credit Facilities (as defined below) and cash on hand, to (i) pay the cash consideration for the Combination Transactions, (ii) repay borrowings outstanding under ILG’s existing revolving credit facility and (iii) in each case, pay transaction expenses and fees in connection therewith. As previously announced, in connection with the Combination Transactions, MVW expects the Issuer, as the borrower, to enter into new senior secured credit facilities (the “New Credit Facilities”), comprising a $900 million seven-year term loan credit facility and a $600 million five-year revolving credit facility.

The Notes will bear interest at a rate of 6.500% per year, payable in cash semi-annually in arrears on March 15 and September 15 of each year, commencing on March 15, 2019. The Notes will mature on September 15, 2026.

The Notes will initially be guaranteed on a senior unsecured basis by MVW and each of MVW’s subsidiaries that is a borrower or a guarantor under the New Credit Facilities, including, upon consummation of the Combination Transactions, ILG, Interval Acquisition Corp. (“IAC”), a wholly owned subsidiary of ILG, and certain subsidiaries of IAC, and, in the future, by any subsidiary of MVW (other than receivables subsidiaries or foreign subsidiaries) that becomes a borrower or a guarantor under a credit facility or other capital markets debt securities of the Issuer or any guarantor of the Notes. If consents of the holders of a majority of the aggregate principal amount of IAC’s existing 5.625% Senior Notes due 2023 (the “Existing IAC Notes”) outstanding are not received in the Issuer’s previously announced exchange offer (the “Exchange Offer”) and consent solicitation, ILG or one of its wholly owned subsidiaries will become a co-issuer of the Notes and a co-borrower of the New Credit Facilities rather than a guarantor of the Notes and the New Credit Facilities.

The Notes are senior unsecured obligations of the Issuer and the guarantors thereof, rank pari passu in right of payment with all of the Issuer’s and the guarantors’ existing and future senior indebtedness (including the New Credit Facilities, any of the Issuer’s 5.625% Senior Notes due 2023 that are issued pursuant to the previously announced Exchange Offer, any Existing IAC Notes not exchanged in Exchange Offer (with respect to IAC, ILG and the other guarantors thereof only) and MVW’s outstanding 1.50% Convertible Senior Notes due 2022 (with respect to MVW only)), will be senior in right of payment to any future subordinated indebtedness of the Issuer and the guarantors, are effectively junior to all of the Issuer’s and the guarantors’ existing and future secured indebtedness (including under the New Credit Facilities) to the extent of the value of the collateral securing such indebtedness and are structurally subordinated to any existing and future obligations of any of MVW’s subsidiaries that do not guarantee the Notes.

If the Combination Transactions have not closed by April 30, 2019 or a Termination Event (as defined below) occurs, the Issuer will be required to redeem the Notes, in whole but not in part, at a redemption price equal to 100% of the aggregate principal amount of the Notes, plus accrued and unpaid interest to, but not including, the date of redemption. The net proceeds of the Notes offering will not be deposited into an escrow account pending any such redemption of the Notes. A “Termination Event” will occur if, on any date prior to April 30, 2019, (1) the Merger Agreement is terminated other than as a result of consummating the Combination Transactions, (2) the Merger Agreement is amended, modified or waived in a manner that would be materially adverse to the holders of the Notes, as determined in good faith by MVW, or (3) MVW determines in good faith that the Combination Transactions will not occur.

Prior to September 15, 2021, the Issuer may, at its option, redeem the Notes, in whole or in part, at a price equal to 100% of the principal amount, plus a “make-whole” premium, plus accrued and unpaid interest, if any, on the Notes redeemed to, but not including, the date of redemption. Additionally, prior to September 15, 2021, the Issuer may, at its option, redeem up to 40% of the original aggregate principal amount of the Notes with the net proceeds of certain equity offerings at a redemption price equal to 106.500%, plus accrued and unpaid interest, if any, on the Notes redeemed to, but not including, the redemption date. On or after September 15, 2021, the Issuer may, at its option, redeem the Notes, in whole or in part, at the redemption prices (expressed as a percentage of the principal amount) set forth below, plus accrued and unpaid interest, if any, on the Notes redeemed, to, but not including, the applicable redemption date if redeemed during the twelve-month period commencing on September 15 of the years indicated below:

Year	Price
2021	103.250%
2022	101.625%
2023 and thereafter	100.000%

If MVW experiences a “Change of Control” (as defined in the Indenture) or sells certain of its assets, MVW will be required to repurchase the Notes at the prices set forth in the Indenture, subject to certain conditions.

The Indenture contains certain covenants, which among other things, limit the ability of MVW and its restricted subsidiaries to (i) incur additional indebtedness; (ii) pay dividends or make other restricted payments; (iii) make loans and investments; (iv) incur liens; (v) sell assets; (vi) enter into affiliate transactions; (vii) enter into agreements restricting MVW’s subsidiaries’ ability to pay dividends; and (viii) merge, consolidate or amalgamate or sell all or substantially all of its property. These covenants are subject to a number of important exceptions and qualifications. The Indenture provides for customary events of default which include (subject in certain cases to customary grace and cure periods), among others, nonpayment of principal or interest, failure to comply with other covenants or agreements in the Notes or the Indenture, failure to pay certain other indebtedness, failure to pay certain final judgments, failure of certain guarantees to be enforceable and certain events of bankruptcy or insolvency. These events of default are subject to a number of important qualifications, limitations and exceptions that are described in the Indenture.

In connection with the offer and sale of the Notes, the Issuer and the guarantors entered into a Registration Rights Agreement, dated as of August 23, 2018 (the “Registration Rights Agreement”), with the Representative. Pursuant to the Registration Rights Agreement, the Issuer and the guarantors have agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) so that holders of the Notes can exchange the Notes for freely tradable notes registered under the Securities Act of 1933, as amended (the “Securities Act”), having substantially the same terms as the Notes (except that the registered notes will not contain terms with respect to special interest, registration rights or transfer restrictions) and evidencing the same indebtedness as the Notes and exchange the related note guarantees for registered guarantees having substantially the same terms as the original note guarantees. The Issuer and the guarantors may be required to provide a shelf registration statement to cover resales of the Notes under certain circumstances. If the Issuer and the guarantors fail to satisfy their registration obligations under the Registration Rights Agreement, the Issuer may be required to pay additional interest to the holders of the Notes, up to a maximum additional interest rate of 1.00% per annum.

The offer and sale of the Notes and the related guarantees were made in the United States only to persons reasonably believed to be qualified institutional buyers pursuant to an exemption from registration provided by Rule 144A promulgated under the Securities Act and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act. The Notes and the related guarantees have not been registered under the Securities Act or the securities laws of any other jurisdiction, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

The foregoing description of the Indenture, the Notes and the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Indenture, the form of Note and the Registration Rights Agreement, copies of which are filed as Exhibits 4.1, 4.2 and 4.3 hereto, respectively, and are incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information included in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the SEC and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding MVW and ILG’s expectations, beliefs, hopes, intentions or strategies regarding the future. Among other things, these forward-looking statements may include statements regarding the proposed combination of MVW and ILG; our beliefs relating to value creation as a result of a potential combination of MVW and ILG; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding MVW’s and ILG’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the SEC, including those described in Part I of the MVW’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as in ILG’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by MVW with the SEC, and any amendments thereto.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between MVW and ILG, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that MVW’s stockholders may not approve the issuance of the MVW shares to be issued in connection with the proposed transactions; the possibility that ILG’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of MVW and ILG will not be integrated successfully; the potential impact of disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of MVW and ILG described in their respective filings with the SEC, when reviewing any forward-looking statement. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

Important Information and Where to Find It

The proposed transactions involving MVW and ILG will be submitted to MVW’s stockholders and ILG’s stockholders for their consideration. In connection with the proposed transaction, on July 19, 2018, MVW filed with the SEC an amendment to the registration statement on Form S-4 that included a joint proxy statement/prospectus for the stockholders of MVW and ILG and was filed with the SEC on June 6, 2018. The registration statement was declared effective by the SEC on July 23, 2018. MVW and ILG mailed the definitive joint proxy statement/prospectus to their respective stockholders on or about July 25, 2018 and each of MVW and ILG intend to hold the special meeting of the stockholders of MVW and ILG on August 28, 2018. This communication is not intended to be, and is not, a substitute for such filings or for any other document that MVW or ILG may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials and any other documents filed or furnished by MVW or ILG with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com.

Participants in the Solicitation

MVW, ILG, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about MVW’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018 and in its definitive proxy statement filed with the SEC on April 3, 2018, and information about ILG’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018, and in its definitive proxy statement filed with the SEC on May 7, 2018. These documents are available free of charge from the sources indicated above, and from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transactions is presented in the definitive joint proxy statement/prospectus included in the registration statement on Form S-4 filed by MVW with the SEC, and may be included in other relevant materials that MVW and ILG file with the SEC.

Item 9.01.	Financial Statements and Exhibits

(d) The following exhibits are filed with this Current Report:

Exhibit No.	Description

4.1	Indenture, dated as of August 23, 2018, by and among Marriott Ownership Resorts, Inc., Marriott Vacations Worldwide Corporation, as guarantor, the other guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

4.2	Form of 6.500% Senior Note due 2026 (included as Exhibit A to Exhibit 4.1).

4.3	Registration Rights Agreement, dated as of August 23, 2018, by and among Marriott Ownership Resorts, Inc., Marriott Vacations Worldwide Corporation, as guarantor, the other guarantors party thereto and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MARRIOTT VACATIONS WORLDWIDE CORPORATION
(Registrant)

Date: August 23, 2018	By:	/s/ John E. Geller, Jr.
	Name:	John E. Geller, Jr.
	Title:	Executive Vice President and Chief Financial and Administrative Officer